UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING

(Check one)	☒ Form 10-K	☐ Form 20-F	☐ Form 11-K	☐ Form 10-Q	☐ Form 10-D
	☐ Form N-SAR	☐ Form N-CSR

	For Period Ended:	December 31, 2010
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

NORTHERN CALIFORNIA BANCORP, INC.
Full Name of Registrant

Former Name if Applicable

601 MUNRAS AVENUE
Address of Principal Executive Office (Street and Number)

MONTEREY, CALIFORNIA 93940
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☒	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Northern California Bancorp (the “Company”) hereby reports that it will not be able to file its annual report on Form 10-K for the year ended December 31, 2010 (the “Report”) by March 31, 2010, the prescribed due date of the Report, because the Company requires additional time to complete the review of its financial statements included in the Report.  Further, the Company’s wholly-owned bank subsidiary, Monterey County Bank (the “Bank”), is currently undergoing a regulatory exam and the Company will need additional time to assess the results of the pending regulatory exam and its impact, if any, on the Company’s results of operations and financial condition as of and for the year ended December 31, 2010.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification
	S. Alan Rosen	(818)	591-2121
	(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 14 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s)

			☒ Yes ☐ No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

			☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made. See attached Supplement.

Northern California Bancorp

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	March 30, 2011	By	/s/ Bruce N. Warner
Bruce N Warner, Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 101).

SUPPLEMENT

Part IV, Item 3

The following discussion summarizes the anticipated significant changes in the results of operations for 2010 compared to 2009.  All figures and ratios shown for 2010 are subject to final review.

The following table shows the balances, the dollar changes and the percentage changes of the significant items in the Bank’s statements of operations for the years ended December 31, 2010 and 2009 (dollars in thousands):

	Year Ended December 31,		Increase	Percentage Increase
	2010	2009	(Decrease)	(Decrease)
Total Interest Income	$12,421	$15,262	$(2,841)	(18.61)%
Total Interest Expense	5,737	8,079	(2,342)	(28.99)%
Net Interest Income	6,684	7,183	(499)	(6.95)%

Provision for loan losses	0	3,368	(3,368)	(100.00)%
Net Interest income after provision for loan losses	6,684	3,815	2,869	75.20%

Total non-interest income	8,553	10,120	(1,567)	(15.48)%
Total non-interest expense	17,314	12,983	4,331	33.36%

Income tax provision (benefit)	(1,371)	(659)	(712)	108.04%
Net income (loss)	$(706)	$1,611	$(2,317)	(143.82)%

For the year ended December 31, 2010, the Company recorded a net loss of $706,000 compared to a net income of $1.6 million for the year ended December 31, 2009, reflecting a decrease of $2.3 million or 143.82% in 2010 compared to 2009.   The decrease in net income can be attributed primarily to: (i) the decrease of $2.8 million or 18.61% in interest income from $15.3 million in 2009 to $12.4 million in 2010; (ii) the decrease in non-interest income of $1.6 million or 15.48% from $10.1 million in 2009 to $8.6 million in 2010; and (iii) the increase in non-interest expenses of $4.3 million or 33.36% from $13.0 million in 2009 to $17.3 million in 2010.

The primary reasons for the decrease in interest income are because average interest-earning assets decreased $21.6 million or 8.16%  from $265.1 million in 2009 to $243.5 million in 2010 while the average balance of time deposits in excess of $100 million, which comprise approximately 29% of the Company’s average interest-bearing liabilities and which represent the highest cost of interest-bearing liabilities to the Company, increased approximately $8.5 million or 14.67% from $58.0 million in 2009 to $66.5 million in 2010.

The primary reasons for the decrease in non-interest income of $1.6 million or 15.48% from $10.1 million in 2009 to $8.6 million in 2010 are: (i) decreases in gain on sales of investment securities of $2.2 million; (ii) decrease in other income of $751,000; and (iii) a decrease in service charges on deposit accounts of $219,000.  The decreases were partially offset by a gain of $1.5 million on the sale of merchant credit card processing accounts and an increase in income from sales and servicing of Small Business Administration loans.

The primary reasons for the increase in non-interest expenses of $4.3 million or 33.36% from $13.0 million in 2009 to $17.3 million in 2010 are: (i) an increase of $470,000 or 15.21% in salaries and benefits; (ii) an increase in expenses of $1.67 million or 119.13% associated with the Company’s foreclosed assets; (iii) an expense of $1.8 million that was recognized in 2010 in connection with a settlement with the FDIC that resulted in the issuance of various regulatory orders and the imposition of civil money penalties associated with the Bank’s card programs; and (iv) expenses of $1.1 million that were recognized in 2010 in connection with the settlement of three lawsuits.